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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                                 (Rule 13d-101)





                             BostonFed Bancorp, Inc.
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                                (Name of Issuer)

                          Common Stock ($.01 Par Value)
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                         (Title of Class of Securities)


                                   101178-10-1
                ------------------------------------------------
                                 (CUSIP Number)


    Lawrence M.F. Spaccasi, Esq.          John A. Simas, Chief Financial Officer
Muldoon Murphy Faucette & Aguggia LLP             BostonFed Bancorp, Inc.
    5101 Wisconsin Avenue, N.W.               17 New England Executive Park
      Washington, D.C. 20016                 Burlington, Massachusetts 01830
          (202) 362-0840                            (781) 273-0300
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                                December 1, 2004
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /_/.

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                                  SCHEDULE 13D


 Cusip No.  101178-10-1                                        Page 2 of 9 Pages


   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY]

             David F. Holland
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /_/
                                                                         (b) /_/
              N/A
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

              PF; SC; OO; BK
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) /_/

              N/A
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
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     NUMBER OF          7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 19,560
     OWNED BY           --------------------------------------------------------
       EACH             8       SHARED VOTING POWER
     REPORTING
      PERSON                    137,182
       WITH             --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                3,384 (not including 58,886 shares subject to
                                options and 14,843 phantom stock units)
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                137,182
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         230,471 (including 58,886 shares subject to options and 14,843 phantom stock units)
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*      /_/

              N/A
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.8%
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  14     TYPE OF REPORTING PERSON*

              IN
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 101178-10-1
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SCHEDULE 13D

The Reporting Person is filing this amendment to report that his beneficial ownership interest in the Company has decreased below 5% of the Company's issued and outstanding shares of common stock due to transactions in the Company's common stock that are disclosed under Item 5 below.

Item 1.     Security and Issuer

      This Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of BostonFed Bancorp (the "BostonFed"), a corporation organized under the laws of the State of Delaware and the holding company for Boston Federal Savings Bank. The principal executive office of BostonFed is located at 17 New England Executive Park, Burlington, Massachusetts 01803.

Item 2.     Identity and Background

      (a)   This statement is being filed on behalf of David F. Holland.

      (b) Mr. Holland's business address is 17 New England Executive Park Burlington, Massachusetts 01803.

      (c) Mr. Holland is the Chief Executive Officer, President and Chairman of the Board of Directors of BostonFed and Chief Executive Officer and Chairman of the Board of Directors of Boston Federal Savings Bank, which is a wholly owned subsidiary of BostonFed and has the same principal executive office as BostonFed.

      (d) Mr. Holland has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) Mr. Holland has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Holland is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

      Mr. Holland has acquired 156,742 shares with personal and family funds, a bank loan and issuer funds in the form of: (1) restricted stock grants awarded to Mr. Holland under the BostonFed Bancorp, Inc. 1996 Stock-Based Incentive Plan (the "Incentive Plan"); (2) periodic allocations made to Mr. Holland under the Boston Federal Savings Bank Employee Stock

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CUSIP No. 101178-10-1
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Ownership Plan; and (3) contributions and matching contributions made to Mr.
Holland's account under the Employees' Savings & Profit Sharing Plan.

      Mr. Holland also beneficially owned 160,000 shares underlying options that were granted to him under the Incentive Plan. Of the 160,000 shares underlying options, Mr. Holland has exercised 101,114, of which he has sold 47,000 shares and still holds the remaining 54,114 shares. Options for 58,886 shares have vested and are currently exercisable. Mr. Holland is also deemed to beneficially own 14,843 Phantom Stock Units.

Item 4.     Purpose of Transaction

      Although the shares covered by this statement are being held for investment purposes, in his capacity as Chief Executive Officer, President and Chairman of the Board of Directors of BostonFed, Mr. Holland is considered a control person of BostonFed. Depending upon a continuing assessment and upon future developments, Mr. Holland may determine from time to time or at any time to purchase additional shares of BostonFed or sell or otherwise dispose of some of the shares. Mr. Holland has no plans which relate to or would result in any of the actions described in Item 4(a)-(j), other than the following:

      (i) those actions within his capacity as Chief Executive Officer, President and Chairman of the Board of Directors of BostonFed;
      (ii) those actions in connection with or pursuant to the Agreement and Plan of Merger between BostonFed and Banknorth Group, Inc. dated June 20, 2004;
      (iii) those actions in connection with or pursuant to the Shareholder Agreement by and between David F. Holland and Banknorth Group, Inc. dated June 20, 2004;
      (iv) those actions in connection with or pursuant to the Employment Agreement by and between David F. Holland and Banknorth Group, Inc. dated June 20, 2004; and/or
      (v) those actions in connection with or pursuant to the Termination and Release by and among David F. Holland, BostonFed Bancorp, Inc., Boston Federal Savings Bank and Banknorth Group, Inc. dated June 20, 2004.

      The reporting person does not have any plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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CUSIP No. 101178-10-1
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      (e)   Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

      (a) Mr. Holland beneficially owns 230,471 shares, 58,886 shares of which are subject to options that are currently exercisable and 14,843 Phantom Stock Units. Mr. Holland's beneficial ownership represents 4.8% of the common stock of the BostonFed, based upon 4,794,222 shares of common stock outstanding as of November 30, 2004, plus the number of shares of common stock which Mr. Holland has the right to acquire within 60 days by exercising such options.

      (b)   Mr. Holland has sole voting power with respect to 19,560 shares.

            Mr. Holland has shared voting power with respect to: (1) 137,182 shares, which he holds jointly with his spouse; (2) 16,176 shares which were allocated to him under the Boston Federal Savings Bank Employee Stock Ownership Plan; (3) 3,384 shares which are held in trust under the Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan.

            Mr. Holland has sole dispositive power with respect to the 3,384 shares.

            Mr. Holland has shared dispositive power with respect to the: (1) 137,182 shares, which he holds jointly with his spouse; and (2) 16,176 shares which were allocated to him under the Boston Federal Savings Bank Employee Stock Ownership Plan.


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CUSIP No. 101178-10-1
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      (c)   Mr. Holland has effected the following transactions in the common stock of BostonFed during the past sixty days:

    Date             Type of Transaction      Number of Shares  Price per Share
    ----             -------------------      ----------------  ---------------

November 22, 2004     Open market sale           7,000             $44.16

November 18, 2004     Option exercise            7,000             $12.44

      (d)   None.

      (e) Mr. Holland ceased to be the beneficial owner of more than five percent of the common stock of BostonFed on November 22, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7.     Material to Be Filed as Exhibits

      None.



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CUSIP No. 101178-10-1
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Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 2, 2004                          /s/ David F. Holland
----------------                          --------------------------------------
Date                                      David F. Holland